SECOND QUARTER REPORT	KLONDEX MINES LTD

MANAGEMENT’S DISCUSSION AND ANALYSIS

INTRODUCTION

This Management's Discussion & Analysis ("MD&A") provides a discussion and analysis of the financial condition and results of operations of Klondex Mines Ltd. ("Klondex" or the "Company") to assist a reader in assessing material changes in the financial condition and results of operations of the Company as at and for the three and six months ended June 30, 2014. This MD&A should be read in conjunction with the unaudited condensed consolidated interim financial statements and notes thereto of the Company for the three and six months ended June 30, 2014. This MD&A should also be read in conjunction with the Company's audited annual financial statements for the year ended December 31 2013 and the related Management's Discussion & Analysis, all of which are available under the Company's issuer profile on SEDAR at www.sedar.com. Readers are advised to refer to the sections under the headings "Cautionary Notes – Technical Information", "Cautionary Notes – Forward-Looking Information" and "Risk Factors" in this MD&A. Additional information relating to the Company, including the Company's Annual Information Form, is available on www.SEDAR.com.

The Company's unaudited condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting.

Unless otherwise stated, all currency amounts included in this MD&A are expressed in Canadian dollars. This MD&A has been prepared as at August 11, 2014.

EXECUTIVE SUMMARY

Klondex focuses on gold and silver exploration, development, and production in north central Nevada, principally at its two quality gold and silver projects: the Midas mine and milling facility (collectively, the "Midas Mine" or "Midas") and the Fire Creek exploration project (the "Fire Creek Project" or "Fire Creek"). The Midas Mine is fully-permitted and has been producing gold and silver since 1998. Fire Creek began a bulk sampling program in 2013. After the construction of the rapid infiltration basin ("RIB") is complete, it is expected that all major operational infrastructure for Fire Creek will be in place. Klondex is in the permitting process to obtain full-production permits as required by the National Environment Protection Act ("NEPA") and the State of Nevada, and it is expected that these will be obtained in the second half of 2015 (2H2015).

Recovered gold equivalent ounces in the second quarter of 2014 (2Q2014) totalled 22,239 ounces and in the first half of 2014 (1H2014) totaled 38,292 ounces.

In 2Q2014, Klondex achieved company-wide production costs per gold equivalent ounce sold of $730. This compares to $906 in 1Q2014. (Production costs per gold equivalent ounce sold is a non-IFRS measures and is described under the heading "Non-IFRS Measures".).

On February 11, 2014, Klondex completed the acquisition of the Midas Mine from Newmont USA Limited ("Newmont USA"), a subsidiary of Newmont Mining Corporation ("Newmont"). Adding the Midas milling facility improves the outlook for Klondex and Fire Creek, by cementing a long-term milling solution for the Company, reducing operating and capital costs, minimizing risks associated with toll milling, and ultimately enhancing the potential for increased cash flows from operations. The Midas mill benefits from the additional mineralized material from the Fire Creek bulk sampling program, reducing average milling costs at Midas, by utilizing unused capacity of the mill. Subsequent to quarter-end, on July 30, 2014, Klondex completed a bought-deal public offering of common shares of the Company (the "Offering") for aggregate gross proceeds of $16.1 million (net proceeds of $15.3 million) through a syndicate of underwriters led by GMP Securities L.P. and including RBC Dominion Securities Inc., M Partners Inc., Industrial Alliance Securities Inc., Dundee Securities Ltd. and Mackie Research Capital Corporation. The majority of this capital will be used for an accelerated exploration program at Midas, to follow-up on outlined drilling targets within close proximity to the mine workings.

SECOND QUARTER REPORT	KLONDEX MINES LTD

Klondex intends to spend the net proceeds of the Offering as described below. However, there may be circumstances where, for sound business reasons, a reallocation of the net proceeds may be necessary. The actual amount that the Company spends in connection with each of the intended uses of proceeds will depend on a number of factors. The funds received by the Company in connection with the exercise of the over-allotment option will be used for general corporate purposes, including working capital.

Amount Allocated to Use
Exploration and Development of the Fire Creek Project
Waste development	$1,000,000
Exploration drilling	1,000,000
Total Amount Dedicated to Exploration and Development of the Fire Creek Project	2,000,000

Exploration and Development of the Midas Mine:
Underground drifting to develop exploration drill platforms	5,500,000
Exploration drilling	5,000,000
Total Amount Dedicated to Exploration and Development of the Midas Project	10,500,000

Engineering Design and Consultants	500,000
General Working Capital Purposes	40,000
Total	$13,040,000

Utilizing the recent injection of cash from the equity financing and cash flow generated from operations Klondex plans to further advance the Company through organic grow at both properties.

SUMMARY OF QUARTERLY RESULTS

The following is a summary of the Company's financial results for the eight most recently completed quarters:

	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Quarter ended	2014	2014	2013	2013	2013	2013	2012	2012

Revenue	$36,444,386	$2,626,573	Nil	Nil	Nil	Nil	Nil	Nil
Net income (loss)	$4,440,850	$(2,411,623)	$(11,358,120)	$(987,572)	$(790,637)	$(984,462)	$(843,406)	$(947,462)
Net income (loss) per basic share	$0.04	$(0.02)	$(0.16)	$(0.02)	$(0.01)	$(0.02)	$(0.02)	$0.02
Net income (loss) per diluted share	$0.04	$(0.02)	$(0.16)	$(0.02)	$(0.01)	$(0.02)	$(0.02)	$0.02

The increase in revenue in 2Q2014 is due to revenue being recorded for Fire Creek and having a full quarter of operations for Midas. In previous quarters, proceeds from gold sales from Fire Creek were recorded as an offset to mineral properties. Klondex acquired Midas in 1Q2014.

SECOND QUARTER REPORT	KLONDEX MINES LTD

FINANCIAL RESULTS

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013

Revenue	$36,444,386	$–	$39,070,959	$–

Cost of sales
Production costs	18,722,571	–	20,397,642	–
Depreciation and depletion	6,648,860	–	6,925,774	–
Gross profit	11,072,955	–	11,747,543	–
General and administrative expenses	2,174,473	790,637	4,403,430	1,775,099
Income (loss) from operations	8,898,482	(790,637)	7,344,113	(1,775,099)
Business acquisition costs	(383,367)	–	(2,257,018)	–
Gain on change in fair value of derivative	1,033,299	–	1,591,792	–
Finance charges	(2,725,880)	–	(4,235,976)	–
Realized foreign currency gain	1,012,316		1,012,316
Income (Loss ) before tax	7,834,850	(790,637)	3,455,227	(1,775,099)
Income tax (expense) benefit	(3,394,000)	–	(1,426,000)	–
Net income (loss)	$4,440,850	$(790,637)	$2,029,227	$(1,775,099)

Net income (loss) per share - basic	$0.04	$(0.01)	$0.02	$(0.03)
Net income (loss) per share - diluted	$0.04	$(0.01)	$0.02	$(0.03)
Weighted average number of shares
outstanding - basic	111,390,375	64,425,272	109,338,086	64,418,153
Weighted average number of shares	113,912,003	64,425,272	111,818,752	64,418,153
outstanding - diluted

Revenue

During the three and six months ended June 30, 2014, Klondex's revenue was $36.4 million and $39.1 million, respectively. The Company did not recognize revenue in 2013. The Company acquired Midas on February 11, 2014 and recorded sales from Midas beginning in 1Q2014. A production decision at Fire Creek has not been made by Klondex, as it is still in the bulk sampling phase. Although a production decision at Fire Creek has not been made, the mineralized material extracted from Fire Creek under the bulk sample permit is processed through the Midas mill. Based on the quantities of gold generated under the bulk sample permit, the Company first recognized revenue from the bulk sample program at the Fire Creek Project in 2Q 2014. In 2Q2014, the Company sold 25,725 gold equivalent ounces and in 1H2014 sold 27,573 gold equivalent ounces.

Cost of Sales

The production costs in 2Q2014 were $18.7 million and for 1H2014 were $20.4 million. The production cost per gold equivalent ounce sold in 2Q2014 was $730 and for the six months ended June 30, 2014 was $742. See "Non-IFRS Measures". The depreciation and depletions costs in Q2 were $6.6 million and for the 1H2014 were $6.9 million.

SECOND QUARTER REPORT	KLONDEX MINES LTD

Gross Profit

The gross profit in 2Q2014 was $11.1 million and in the 1H2014 was $11.7 million which can be attributed to higher volume of gold and silver produced at the Company’s projects.

General and Administrative Expenses

The general and administrative expenses in 2Q2014 were $2.2 million (2013 – $0.8 million) and in the 1H2014 were $4.4 million (2013 – $1.8 million). The increase in G&A expenses over the prior year are due the growth of the Company as it has transformed from an exploration stage company to a production stage company.

Business Acquisition Costs

Klondex recorded business acquisition costs in 2Q2014 of $0.4 million and for the 1H2014 $2.3 million related to the acquisition of the Midas mine and mill.

Gain on Change in Fair Value of Derivative

The Company recorded a gain on the valuation of the derivative associated with a Gold Supply Agreement in 2Q2104 of $1.0 million and for 1H2014 $1.6 million. The derivative is valued at each quarter end. The reduction in the derivative value is principally related to Waterton exercising the option to acquire gold ounces under the Gold Supply Agreement and a decrease in estimated volatility of gold price over the remaining term of the Gold Supply Agreement.

Finance Charges

The finance charges in 2Q2014 were $2.7 million and in 1H2014 were $4.2 million. The finance charges are mainly related to the obligations under the Gold Purchase Agreement and the loan payable under the Facility Agreement. In 2013, the finance charges were capitalized into the Fire Creek evaluation and exploration assets.

Income Tax Expense

The income tax expense in 2Q2014 was $3.4 million, 43.3%, and in 1H2014 were $1.4 million, 41.3%. Income tax expense includes the State of Nevada net proceeds tax.

Net Income

The net income in 2Q2014 was $4.4 million (2013 – ($0.8 million))) and in the 1H2014 was $2.0 million (2013 – ($1.8 million)). In 2Q2014, the Company generated net income as it transformed into a producing mining company and generated sufficient revenue to cover general and administrative expenses and all other costs.

CORPORATE DEVELOPMENT

Klondex seeks to create value for its shareholders by strategically growing the Company through a combination of organic and external initiatives. The acquisition of Midas and its milling facility in 1Q2014 was a catalyst for its growth at the beginning of this year. The Company will primarily focus on developing its own projects and expanding its mineral resources through an accelerated exploration program using funds raised through the Offering completed on July 30, 2014, but will continue to review external opportunities.

Midas Acquisition

On December 4, 2013, the Company entered into a stock purchase agreement with Newmont USA to acquire the Midas mine and mill facility. The acquisition (the "Midas Acquisition") closed on February 11, 2014 and included the Midas milling facility, mining equipment and an operating gold and silver mine. Approximately a quarter of the equipment acquired under the Midas Acquisition was sent to Fire Creek, thereby reducing the anticipated 2014 capital costs for equipment at Fire Creek.

SECOND QUARTER REPORT	KLONDEX MINES LTD

The purchase price of the Midas Acquisition was comprised of approximately US$55 million in cash and the issuance by the Company to Newmont USA of 5 million Common Share purchase warrants at an exercise price of $2.15, with a 15-year term, subject to acceleration in certain circumstances. To satisfy Nevada and federal regulatory authorities requirements, the Company deposited approximately US$28.0 million as reclamation bonds to replace Newmont USA's surety arrangements. The Company also paid US$2.7 million for a mining tax receivable associated with the acquired company.

The Midas Acquisition was financed through the Subscription Receipt Financing (as defined below), the 2014 Debt Financing (as defined below) and the Gold Purchase Arrangement (as defined below) (collectively, the "Midas Acquisition Financings").

The Company accounted for the acquisition as a business acquisition with the purchase price preliminarily allocated to the identifiable assets and liabilities acquired as presented below.

Purchase price
Cash	$63,670,033
Warrants	6,500,000
$70,170,033

The cash consisted of a $60.7 million (US$55.0 million) purchase price and $3.0 million (US$2.7 million) adjustment for mining tax receivable.

Net assets acquired
Inventory	$2,043,837
Mining tax receivable	3,028,244
Mineral properties	22,344,574
Plant and equipment	61,319,126
Reclamation liability	(17,248,956)
Deferred tax liability	(1,316,792)
$70,170,033

This allocation is preliminary, as the Company has not completed the valuation process. The allocation may be adjusted in future periods as additional information becomes available. The Company recognized expenses of $1,873,651 for transaction fees, legal, audit and other services related to the Midas Acquisition in the first quarter and $383,367 during the second quarter, for a total of $2,557,018. The Midas Acquisition was synergistic in nature by providing the Fire Creek Project with a nearby Klondex operated milling facility and second mining operation. Fire Creek provides additional mineralized material to the Midas mill and the mill fixed costs and depreciation can be allocated over more units reducing the cost per gold equivalent ounce. Klondex anticipates that, by sharing certain cost items between two projects, further cost reductions will be realized for both projects.

Midas Acquisition Financings

On January 9, 2014, the Company completed an offering (the "Subscription Receipt Financing") of 29,400,000 subscription receipts at a price of $1.45 per subscription receipt on a private placement basis, raising aggregate gross proceeds of $42,630,000 pursuant to the terms of an agency agreement dated December 6, 2013 between the Company and GMP Securities L.P., MGI Securities Inc., Mackie Research Capital Corporation, M Partners Inc., Jones, Gable & Company Limited and PI Financial Corp.

SECOND QUARTER REPORT	KLONDEX MINES LTD

On February 11, 2014, the Company entered into a senior secured loan facility agreement (the "Facility Agreement") with a syndicate of lenders led by Royal Capital Management Corp., and including The K2 Principal Fund L.P. and Jones, Gable & Company Limited pursuant to which the Company issued units consisting of in the aggregate $25,000,000 principal amount of notes, issued at a 2.5% discount to par value, and 3,100,000 warrants ("2014 Lender Warrants") to purchase Common Shares (the "2014 Debt Financing"). The 2014 Lender Warrants have an exercise price of $1.95 and expire on February 11, 2017.

On February 11, 2014, the Company entered into a gold purchase agreement (the "Gold Purchase Agreement") with Franco-Nevada GLW Holdings Corp., a subsidiary of Franco-Nevada Corporation ("FNC"), pursuant to which the Company raised proceeds of US$33,763,640 (the "Gold Purchase Arrangement") in consideration for the delivery of an aggregate of 38,250 ounces of gold. Under the terms of the Gold Purchase Agreement, the Company is required to make gold deliveries at the end of each month, with the first delivery being due and having been made on June 30, 2014. Gold deliveries will cease when the delivery of 38,250 ounces of gold is completed on December 31, 2018. The annualized delivery schedule is shown in the following table.

Year	Au (ounces)
2014	6,750
2015	7,500
2016	8,000
2017	8,000
2018	8,000
Total	38,250

The Company's obligations under each of the 2014 Debt Financing and the Gold Purchase Arrangement are secured against all of the assets and property of the Company and its subsidiaries. The security granted for the performance of the Company's obligations under the 2014 Debt Financing and the Gold Purchase Arrangement rank pari passu.

Royalty Agreements

On February 12, 2014, the Company entered into a royalty agreement with Franco-Nevada U.S. Corporation ("Franco-Nevada US"), a subsidiary of FNC, and Klondex Gold & Silver Mining Company, a subsidiary of the Company, pursuant to which the Company received proceeds of US$1,018,050 from the grant to Franco-Nevada US of a 2.5% NSR royalty on the Fire Creek Project beginning February 12, 2019. The Company also entered into a royalty agreement with Franco-Nevada US and Newmont Midas Operations Inc. ("Midas Operations"), a wholly-owned subsidiary of Newmont Midas Holdings Limited, pursuant to which Midas Operations received proceeds of US$218,310 from the grant of a 2.5% NSR royalty to Franco-Nevada US on the Midas Mine also beginning February 12, 2019.

SECOND QUARTER REPORT	KLONDEX MINES LTD

SUBSEQUENT EVENTS

On July 30, 2014, the Company completed the Offering for aggregate gross proceeds of $16,100,000. Under the Offering, the Company issued and sold 8,050,000 common shares, which included an over-allotment of 1,050,000 common shares, at a price of $2.00 per common share. The underwriters received a total of $665,000 cash commission, representing 5% of the gross proceeds of the Offering, excluding $2,800,000 from subscriptions by purchasers on the president's list. As additional compensation, the Company granted the underwriters an aggregate of 266,000 compensation warrants, being an amount equal to 4% of the number of common shares sold, excluding the 1,400,000 common shares sold to purchasers on the president's list. The compensation warrants are exercisable at $2.25 per compensation warrant and may be exercised at any time during a period of 24 months following the closing date.

SECOND QUARTER REPORT	KLONDEX MINES LTD

CONSOLIDATED OPERATING RESULTS

		Six months
	Three months	ended June 30,
	ended June 30, 2014	2014
Operating information
Ore Tons Mined	54,659	77,029
Mined Ounces
Gold	23,623	31,812
Silver	374,640	564,655
Gold equivalent	29,555	40,753
Average Ore Grade
Gold (oz/ton)	0.43	0.41
Silver (oz/ton)	6.85	7.33
Ore Tons Milled	46,047	67,774
Milled Ounces
Gold	17,581	29,334
Silver	339,838	507,783
Gold equivalent	22,962	37,374
Midas Mill Recovery Rate
Gold	92.8%	93.5%
Silver	95.4%	95.1%
Ounces Recovered from the Midas Mill
Gold	16,321	27,427
Silver	324,372	482,744
Gold equivalent	21,457	35,071
Ounces Recovered from the Carbon Circuit
Gold	772	772
Silver	646	646
Gold equivalent	782	782
Gold oz. Produced before Acquisition of Mill	–	2,439
Total Ounces Produced
Gold	17,093	30,638
Silver	325,018	483,390
Gold equivalent	22,239	38,292
Ounces Sold (1)
Gold	20,293	23,662
Silver	343,025	401,078
Gold equivalent	25,725	30,012
Average realized price ($/ounce)
Gold	$1,423	$1,425
Silver	$22	$22
Production cost per gold equivalent ounce sold	$730	$742
Financial Information
Revenues	$36,444,386	$39,070,959
Gross profit	$11,072,955	$11,747,543
Net (loss) income	$4,440,850	$2,029,227
Net cash provided by (used in) operating activities	$14,227,971	$11,636,255
Capital expenditures	$7,120,070	$11,440,053
Total assets	$237,700,192	$237,700,192
Cash	$15,105,889	$15,105,889
Obligations under gold purchase agreement and loans payable	$57,633,911	$57,633,911
Share Data:
Net Income (Loss) per Share
Basic	$0.04	$0.02
Diluted	$0.04	$0.02
Basic Weighted average outstanding shares	111,390,375	109,338,086
Diluted Weighted average outstanding shares	113,912,003	111,818,752
Share price as at the end of the period	$2.00	$2.00

(1) Includes 2,439 gold ounces reported as sale of mineralized material and credited to the carrying value of Fire Creek mineral properties.

SECOND QUARTER REPORT	KLONDEX MINES LTD

FIRE CREEK OPERATING RESULTS

	Three months	Six months
	ended June 30,	ended June 30,
	2014	2014
Operating information
Ore Tons Mined	18,996	25,221
Mined Ounces (Contained)
Gold	19,174	25,418
Silver	14,157	21,550
Gold equivalent	19,398	25,759
Average Ore Grade
Gold (oz/ton)	1.01	1.01
Silver (oz/ton)	0.75	0.85
Ore Tons Milled	14,324	22,090
Milled Ounces (Contained)
Gold	13,514	23,541
Silver	9,893	19,920
Gold equivalent	13,671	23,857
Midas Mill Recovery Rate
Gold	92.9%	93.6%
Silver	96.2%	95.2%
Ounces Recovered from the Midas Mill
Gold	12,549	22,024
Silver	9,514	18,969
Gold equivalent	12,700	22,325
Gold oz Produced before Acquisition of Mill	–	2,439
Total Ounces Produced
Gold	12,549	24,463
Silver	9,514	18,969
Gold equivalent	12,700	24,764
Ounces Sold (1)
Gold	17,476	19,915
Silver	15,456	15,456
Gold equivalent	17,721	20,160
Average realized price
Gold ($/ounce)	$1,426	$1,426
Silver ($/ounce)	$23	$23
Production cost per gold equivalent ounce sold	$568	$568
Financial information
Revenues	$25,267,667	$25,267,667
Gross profit	$9,863,013	$9,863,013
Capital expenditures	$3,004,425	$5,654,930

(1) Includes 2,439 gold ounces reported as sale of mineralized material and credited to the carrying value of Fire Creek mineral properties.

SECOND QUARTER REPORT	KLONDEX MINES LTD

FIRE CREEK OPERATING RESULTS

Development and Exploration

At Fire Creek, the Company continued its underground infill drilling program in the second quarter of 2014, testing the continuity and extent of the Joyce, Vonnie and Karen veins. Underground drilling into the West Zone confirmed a fourth vein, the Hui Wu Vein. A total of 6,696 m (21,969 ft.) of underground drilling was conducted in the second quarter and a total of 11,793 m (38,691 ft.) was completed in 1H2014

Mineral and waste development at Fire Creek totaled 322 m (1,055 ft.) and 271 m (889 ft.), respectively, in 2Q2014 and a total of 322 m (1,055 ft.) and 429 m (1,409 ft.), respectively, in 1H2014.

Production

Bulk Sampling Program

In 2Q2014, the Company extracted a total of 18,996 tons of mineralized material from Fire Creek through its bulk sampling program containing 19,174 gold ounces and 14,157 silver ounces and in 1H2014 extracted 25,221 tons of mineralized material containing 25,418 gold ounces and 21,550 silver ounces.

In 2Q2014, the Company milled 14,324 tons of Fire Creek material containing 13,514 gold ounces and 9,893 silver ounces. Gold and silver recoveries for the quarter were 92.9% and 96.2%, respectively, including 12,549 gold ounces and 9,514 silver ounces. In 1H2014, the Company milled 22,090 tons of Fire Creek material containing 23,541 gold ounces and 19,920 silver ounces. Gold and silver recoveries for the first half were 93.6% and 95.2%, respectively, producing 22,024 gold ounces and 18,969 silver ounces. In addition, the Company produced 2,439 gold ounces before the acquisition of the Midas mill.

Permission to construct the RIB was received from regulators on June 5, 2014, with construction and permitting expected to be complete within the third quarter of 2014. The RIB is designed to handle long-term water management at Fire Creek, handling large volumes of water on a sustainable basis. Full-production permitting, baseline investigations and data collection continued throughout 1H2014. Full-production permitting is expected to continue into 2015. Baseline data collection, data monitoring, and permit acquisition is expected to be carried out through 2015.

Revenue

During the three and six months ended June 30, 2014, the revenue for Fire Creek was $25.3 million. Revenue was not recorded in 2013 and proceeds from the sale of gold were applied against Fire Creek exploration and evaluation assets. A production decision at Fire Creek has not been made by Klondex, as it is still in the bulk sampling phase. Although a production decision at Fire Creek has not been made, the mineralized material extracted from Fire Creek under the bulk sample permit is processed through the Midas mill. Based on the quantities of gold generated under the bulk sample permit, the Company first recognized revenue from the bulk sample program at the Fire Creek Project in 2Q 2014. In 2Q2014, the company sold 17,476 gold ounces and 15,456 silver ounces.

In 1Q2014, the Company received payment of $3,343,437 (US$3,024,914) from the sale of 2,439 ounces of gold delivered to the Midas mill in 2013. This amount was reported as sale of mineralized material and credited to the carrying value of Fire Creek mineral properties.

Cost of Sales

The Fire Creek production costs in Q22014 were $10.1 million. The production cost per gold equivalent ounce sold in 2Q2014 was $568, see NON-IFRS disclosure. The depreciation and depletions costs in 2Q2014 were $5.3 million.

SECOND QUARTER REPORT	KLONDEX MINES LTD

Gross Profit

The Gross Profit from Fire Creek in 2Q2014 was $9.9 million.

Capital Expenditures

Capital expenditures for Fire Creek in 2Q2014 were $3.0 million (2013 – $6.2 million) and for the 1H2014 were $5.7 million (2013 – $12.7 million). The expenditures relate mainly to exploration, development, widening of the ramp and the RIB.

The ramp widening project was initiated in 2Q2014 and is expected to be completed in the third quarter of 2014. The wider ramp will to allow larger haulage trucks underground to improve flexibility and efficiency in the mine. The Company received permission to construct the RIB project in 2Q2014 and construction is expected to be completed and permitted in the third quarter of this year.

SECOND QUARTER REPORT	KLONDEX MINES LTD

MIDAS AND MILL OPERATING RESULTS

	Three
	months	Six months
	ended June	ended June 30,
	30, 2014	2014
Operating information
Ore Tons Mined	35,663	51,808
Mined Ounces (Contained)
Gold	4,449	6,394
Silver	360,483	543,105
Gold equivalent	10,157	14,994
Average Ore Grade
Gold (oz/ton)	0.12	0.12
Silver (oz/ton)	10.11	10.48
Ore Tons Milled	31,722	45,683
Milled Ounces (Contained)
Gold	4,001	5,727
Silver	329,945	487,863
Gold equivalent	9,225	13,451
Midas Mill Recovery Rate
Gold	92.6%	93.2%
Silver	95.4%	95.1%
Ounces Recovered from the Midas Mill
Gold	3,706	5,337
Silver	314,858	463,775
Gold equivalent	8,691	12,680
Ounces Recovered from the Carbon Circuit
Gold	772	772
Silver	646	646
Gold equivalent	782	782
Total Ounces Produced
Gold	4,478	6,109
Silver	315,504	464,421
Gold equivalent	9,473	13,462
Ounces Sold
Gold	2,751	3,681
Silver	327,569	385,622
Gold equivalent	7,937	9,786
Average realized price:
Gold ($/ounce)	$1,410	$1,420
Silver ($/ounce)	$22	$22
Production cost per gold equivalent ounce sold	$1,091	$1,056
Financial information
Revenues	$11,176,719	$13,803,292
Gross profit	$1,209,942	$1,884,530
Capital expenditures	$3,698,962	$5,330,567

SECOND QUARTER REPORT	KLONDEX MINES LTD

MIDAS AND MILL OPERATING RESULTS

Development and Exploration

The Company assumed ownership of the Midas Mine on February 11, 2014 and subsequently initiated drilling and underground mining at the Midas Mine. A total of 12,149 m (39,862 ft.) of drilling was completed in the 2Q2014 and a total of 15,820 m (51,907 ft.) for 1H2014.

Mineral and waste development at Midas totaled 351 m (1,140 ft.) and 271 m (880 ft.), respectively in the 2Q2014 and totaled 920 m (2,990 ft.) and 712 m (2,314 ft.), respectively, in 1H2014.

Production

The Company extracted from Midas in the 2Q2014 a total of 35,663 tons of mineralized material containing 4,449 gold ounces and 360,483 silver ounces and in the 1H2014 extracted 51,808 tons containing 6,394 gold ounces and 543,105 silver ounces.

In 2Q2014, the Company milled 31,722 tons of Midas material containing 4,001 gold ounces and 329,945 silver ounces and in the 1H2014 milled 45,683 tons of Midas material containing 5,727 gold ounces and 487,863 silver ounces. Gold and silver recoveries for the quarter were 92.6% and 95.4%, respectively, including 4,478 gold ounces and 315,504 silver ounces. In 1H2014, the Company milled 45,683 tons of Midas material containing 5,727 gold ounces and 487,863 silver ounces. Gold and silver recoveries for the first half were 93.2% and 95.1%, respectively, including 6,109 gold ounces and 464,421 silver ounces. Also, in the second quarter of 2014 the Company began toll milling ore for a third party. The Company will continue to review toll milling agreements with other parties in order to utilize available capacity at Midas.

In 2Q2014, the Company began running its carbon circuit and recovered 772 gold ounces and 646 silver ounces.

Revenue

In 2Q2014, revenue for Midas was $11.2 million and in 1H2014 was $13.8 million. In 2Q2014, the company sold 2,751 gold ounces and 327,569 silver ounces and in the 1H2014 sold 3,681 gold ounces and 385,622 silver ounces.

Cost of Sales

The production costs for Midas in 2Q2014 were $8.7 million and in the 1H2014 were $10.3 million. The production cost per gold equivalent ounce sold in 2Q2014 was $1,091 and in the 1H2014 were $1,056, see "Non-IFRS Measures". The depreciation and depletions costs in 2Q2014 were $1.3 million and in the 1H2014 were $1.6 million. Mining costs were on plan in the quarter but the production cost per gold equivalent ounce was negatively impacted by lower ore grades than estimated.

Gross Profit

The gross profit for Midas in 2Q2014 was $1.2 million and in the 1H2014 was $1.9 million.

Capital Expenditures

Capital expenditures for Midas in 2Q2014 were $3.7 million and for the 1H2014 were $5.3 million. The capital expenditures were mainly for exploration and development.

SECOND QUARTER REPORT	KLONDEX MINES LTD

OUTLOOK

The focus throughout the remainder of 2014 will be to continue to advance current activities at both the Fire Creek Project and the Midas Mine, with the objective of completing the following items:

1.

Continue the in-fill drill program for the Fire Creek Main Zone on 75 foot centers (it is expected that this data will provide additional information to better define the mineralization and raise confidence levels);

2.	Continue exploration drilling and initiate development drifting on Fire Creek’s West Zone discovery;

3.	Prepare and release revised technical report in 4Q2014 for Fire Creek and Midas.

4.	Design, plan and begin the accelerated exploration drill program at the Midas Mine;

5.	Continue work on the Fire Creek full-scale permitting;

6.	Complete construction of the RIB as part of Fire Creek’s long-term water management plan;

7.	Continue the bulk sampling program to test different mining method and to assess the metallurgical characteristics of Fire Creek material; and

8.	Evaluate tailings storage options at the Midas Mill.

The proceeds from the recently closed Offering will mainly be used for an accelerated exploration drill program at Midas. See "Subsequent Events". It is expected that approximately $10.5 million will be used to test outlined drill targets near mining infrastructure at Midas. The remaining proceeds will be used at Fire Creek for exploration and development and for general working capital purposes. In 2014, the Company intends to spend approximately $4.5 million of the proceeds from the Offering with $4.0 million at Midas and $0.5 million at Fire Creek. For a more detailed breakdown of the Company's expected use of proceeds, please see "Executive Summary".

The Company expects to spend $30.2 million on capital expenditures during 2014 with approximately $12.9 million at Fire Creek, $16.4 million at Midas and $1.0 million to be used at for general corporate purposes. The spending is expected to be allocated as follows; approximately $9.1 million for exploration drilling, $11.3 million for waste development, $4.5 million for accelerated exploration and development, $1.9 million for a water treatment plant and RIB and $3.4 million for a lab, economic assessments, equipment and software. Actual capital expenditures during the second quarter was $7.1 million and in 1H2014 $11.4 million which are in line with the proposed plan above, taking into account the slight anticipated increase in spending over the second half of 2014, using the proceeds of the Offering.

SECOND QUARTER REPORT	KLONDEX MINES LTD

LIQUIDITY AND CAPITAL RESOURCES

Working capital as at June 30, 2014 and December 31, 2013 are shown below.

	June 30,	December 31,
	2014	2013
Current Assets
Cash	$15,105,889	$13,509,155
Receivables	10,639,175	49,260
Inventories	15,142,226	–
Prepaid expenses	1,254,498	273,088
Total Current Assets	$42,141,788	$13,831,503

Current Liabilities
Accounts payable and accrued liabilities	$11,646,750	$5,795,512
Income taxes payable	905,000	–
Due to related parties	238,323	662,426
Obligations under gold purchase agreement, current	7,230,601	–
Loans payable, current	906,355	7,000,000
Total Current Liabilities	$20,927,029	$13,457,938

Working Capital	$21,214,759	$373,565

The Company has significantly improved its working capital through operating results and by replacing cash bonds held by federal and state regulators with surety bonds. The Company recorded a receivable of US$7.0 million as at June 30, 2014 and has subsequently received the funds. As previously noted, the Company raised funds subsequent to the end of 2Q2014 through a $16.1 equity placement which will further improve the Company’s working capital. The Company currently anticipates having sufficient working capital to meet its 2014 expenditures requirements for the Fire Creek Project and the Midas Mine.

In June 2014, the Company made its first gold delivery to Franco-Nevada under the Gold Purchase Agreement, delivering 964.5 gold ounces.

Cash Flow

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013
Net cash provided by (used in) operating activities prior to changes in non–cash working capital	$14,361,842	($594,162)	$11,696,755	($1,227,757)
Net cash provided by (used in) operating activities	$14,227,971	($711,338)	$11,636,255	($1,592,876)
Net cash provided by (used in) investing activities	(6,878,184)	(6,159,589)	(105,740,651)	(11,474,798)
Net cash provided by (used in) financing activities	186,352	0	95,508,063	(4,012,331)
Effect of foreign exchange on cash balances	(68,961)	44,741	193,067	105,599
Net increase (decrease) in cash	$7,467,178	($6,826,186)	$1,596,734	($16,974,406)
Cash, end of period	$15,105,889	$1,074,789	$15,105,889	$1,074,789

During 2Q2014, cash increased by $7.5 million principally due to cash provided by operating activities and issuance of share capital upon the exercise of warrants. During 1H2014, cash increased by $1.6 million due to Subscription Receipt Financing, proceeds from the Gold Purchase Agreement and Facility Agreement, exercise of warrants and cash provided by operating activities in excess of cash used in investing activities.

SECOND QUARTER REPORT	KLONDEX MINES LTD

Cash provided by operating (used in) activities before changes in non-cash working capital in 2Q2014 were $14.4 million (2013 – ($0.6 million)) and for the 1H2014 was $11.7 million (2013 – ($1.2 million)).

Cash provided from operating activities during the quarter totaled $14.2 million (2013 – ($0.7 million)) and cash used in operating activities in 1H2014 $11.6 million (2013 – ($1.6 million)).

Cash used in investing activities during 2Q2014 totaled $6.9 million (2013 – $6.2 million) and in 1H2014 $105.7 million (2013 – $11.5 million).

Cash provided by (used in) financing activities in 2Q2014 totaled $0.2 million (2013 – Nil) and in 1H2014 $95.5 million (2013 – ($4.0 million)). In 2Q2014, the Company received cash through warrant exercises and the Company paid interest and delivered gold pursuant to the Gold Purchase Agreement.

To the extent that additional capital will be required, the Company proposes to meet any such funding requirements through the processing of mineralized material from the Fire Creek Project and the Midas Mine and/or by arranging other equity or loan financing. In light of the continually changing financial markets, commodity prices and general operational risks, there is no assurance that receiving funding from the issuance of equity or debt, will be possible when required or desired by the Company, on favourable terms to the Company or at all. The Company anticipates that currently in-the-money options and warrants with an expiry date in 2014 will be exercised but there is no assurance this will occur.

The Facility Agreement contains customary events of default and covenants for a transaction of its nature, including limitations on future indebtedness during its term. Early repayment of the loan under the Facility Agreement by the Company is required under an event of default under the Facility Agreement, including in the event that the Company has failed to pay within three business days of being due any principal or interest totaling $250,000 or more on any indebtedness of the Company other than the indebtedness under the Facility Agreement. In addition, beginning April 1, 2014 and accumulating until a rolling 12 months is reached, the Company may not incur indebtedness where, on the date of such incurrence, and after giving effect thereto and the application of proceeds therefrom, the consolidated adjusted EBITDA of the Company and its subsidiaries divided by the sum of the consolidated debt expense (net of consolidated interest income) of the Company and its subsidiaries would be less than 3.5.

The Gold Purchase Agreement also contains customary events of default and covenants for a transaction of its nature. A default under the Facility Agreement would also constitute a default under the Gold Purchase Agreement.

CONTRACTUAL OBLIGATIONS

As at June 30, 2014, the Company had the following contractual obligations outstanding.

Contracts and leases		Less than 1
	Total	year	1 – 3 years	3 – 5 years	After 5 years
Gold Purchase Agreement	$52,587,663	$13,154,366	$22,027,807	$17,405,490
Long–term debt and interest	25,000,000	2,000,000	8,000,000	15,000,000	–
Decommissioning provision	18,091,458	–	–	–	18,091,458
Total contractual obligations	$95,679,121	$15,154,366	$30,027,807	$32,405,490	$18,091,458

OFF BALANCE SHEET ARRANGEMENTS

As at June 30, 2014, there were no off-balance sheet arrangements to which the Company is committed.

SECOND QUARTER REPORT	KLONDEX MINES LTD

CHANGES IN ACCOUNTING POLICIES

The accounting policies used in the condensed consolidated interim financial statements are consistent with those of the previous year, except as describe below.

The Company adopted new accounting policies as described below because of the reclassification on the Fire Creek project to the production stage from the evaluation and exploration stage and the acquisition of Midas mine and ore milling facility.

Business combinations

The Company applies the acquisition method to account for business combinations. The consideration transferred for the acquisition of a subsidiary comprises the fair values of the assets and liabilities transferred, the liabilities incurred to the former owners of the acquiree and the equity interests issued by the Company. Identifiable assets acquired and liabilities assumed in a business combination are measured initially at their fair values at the acquisition date.

Acquisition-related costs are expensed as incurred.

Where the initial accounting for the business combination is incomplete by the end of the reporting period in which the combination occurs, the Company reports provisional amounts for the fair value of assets acquired and liabilities assumed. During the measurement period, the Company will retrospectively adjust the provisional amounts recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date and, if known, would have affected the measurement of the amounts recognized at that date. The measurement period will not exceed one year from the acquisition date.

Revenue recognition

Revenue related to sales of gold and silver is recognized when the significant risks and rewards of ownership have been transferred. This is considered to have occurred when title passes to the buyer pursuant to the related purchase agreement. Revenue is recognized to the extent that it is probable that the Company will receive economic benefits and is measured at the fair value of the consideration received or receivable less any applicable discounts.

Mining taxes and royalties

Mining taxes and royalties are treated and disclosed as current and deferred taxes if they have the characteristics of an income tax. This is considered to be the case when they are imposed under government authority and the amount payable is calculated by reference to revenue (net of any allowable deductions).

Inventories

Inventories, which include supplies, in-process and finished goods are valued at the lower of average cost or net realizable value.

•	Supplies inventory: Supplies inventory consists of supplies used in mining and milling operations and spare parts. Costs include acquisition, freight and tax.

•

In-process inventory: In-process inventory consists of ore in stockpiles and ore in circuit in the mill. Costs include all direct costs incurred in production and milling including labor, materials, overhead, depreciation and depletion.

SECOND QUARTER REPORT	KLONDEX MINES LTD

•	Finished goods inventory: Finished goods inventory consists of doré gold or silver bars at the mill or at the third-party refiner and refined metal but still under ownership of the Company. Costs include all costs of in-process inventory plus any additional refining costs incurred.

SIGNIFICANT ESTIMATES AND JUDGMENTS

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of such financial statements and the reported amount of revenues and expenses during the period. Management believes the estimates used are reasonable; however, actual results could differ materially from those estimates and, if so, could impact future results of operations and cash flows.

Areas requiring the use of estimates in the preparation of the Company's condensed consolidated financial statements are as follows:

Acquisition accounting

The acquisition of a company or asset may result in the reporting of a business combination or asset acquisition as defined under IFRS. Judgment is required to determine the appropriate accounting treatment for acquisition by the Company.

Reclassification of evaluation and exploration assets

The Company reclassifies assets from exploration and evaluation to production assets once recovery of the resource is deemed economically viable and technically feasible. At this point, the asset is tested for impairment then reclassified to mineral properties, plant and equipment.

Obligations under gold purchase agreement

Management determined the obligation to deliver gold within the gold purchase agreement is subject to the ‘own use’ scope exception under IAS 39 which represents a significant judgment. The judgment is based on the fact that the Company has the ability, and management has the intention, to deliver gold to meet this requirement.

Significant assumptions about the future and other sources of judgments and estimates that management has made at the statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

Fair value of assets and liabilities acquired in an acquisition

In the determination of the fair value of assets and liabilities acquired through an acquisition accounted for as a business combination, management makes certain judgments and estimates regarding mineral reserves or resources, commodity prices, economic lives, reclamation costs and discount rates, among others. Due to the complex nature of the valuation process, information may become available following the initial determinations that could change the provisional measurement of assets and liabilities acquired.

Work-in-process and production costs

The Company makes estimates of the amount of recoverable ounces in work-in-process inventory which is used in the determination of the cost of goods sold during the period. Changes in these estimates could result in a change in carrying value of inventories and mine operating costs in future periods. The Company monitors the recovery of gold ounces from the mill and could use this information to refine its original estimate.

SECOND QUARTER REPORT	KLONDEX MINES LTD

Depletion

The Company uses estimated recoverable resources as the basis for determining the amortization of certain mineral property, plant and equipment as proven and probable reserves have not been defined. This results in an amortization charge in the respective period proportionate to the depletion of the related resource. Determining the amount of recoverable resources is complex and requires the use of estimates and assumptions related to geological sampling and modeling, future commodity prices and costs to extract and process the ore, among others.

The critical judgments and key sources of estimation uncertainty in the application of accounting policies are disclosed in Note 2 to the Company's condensed consolidated interim financial statements.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company is exposed in varying degrees to financial risks, including currency risk, credit risk, interest rate risk, liquidity risk, commodity price risk and other risks. The Company's earnings can vary significantly with fluctuations in the market price of gold and silver. The Company's practice is not to hedge metal sales. On occasion, however, the Company may assume or enter into forward sales contracts or similar instruments if hedges are acquired in a business acquisition, if hedges are required under project financing requirements, or when deemed advantageous by management. As at March 31, 2014, the Company did not have any financial instruments qualifying as hedges. However, the Gold Supply Agreement discussed previously meets the definition of a derivative financial instrument. The Company measures derivatives at fair value each reporting period with unrealized gains and losses recorded in the consolidated statements of loss.

The Company's earnings are affected by fluctuations in exchange rates and the volatility of these rates. The Company does not, in general, use derivative instruments to reduce its exposure to foreign currency risk.

See also "Risk Factors".

OUTSTANDING SHARE DATA

As at the date hereof, the Company has an unlimited number of common shares authorized and 121,439,056 common shares are outstanding. As at the date hereof, there are 9,367,079 incentive stock options and 18,602,706 warrants to purchase common shares outstanding.

SECOND QUARTER REPORT	KLONDEX MINES LTD

INTERNAL CONTROLS OVER FINANCIAL REPORTING

In accordance with the requirements of National Instrument 52-109 - Certification of Disclosure in Issuer's Annual and Interim Filings, the Company's management, including Chief Executive Officer and Chief Financial Officer, have evaluated the operating effectiveness of the Company's internal control over financial reporting. Management of the Company and are responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting ("ICFR") is a process designed by, or under, the supervision of, the Chief Executive Officer and Chief Financial Officer and effected by management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with international financial reporting standards. ICFR may not prevent or detect misstatements and are only designed to provide reasonable assurance.

CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

In connection with the Midas Acquisition and the reclassification of the Fire Creek project from evaluation and exploration assets into development as defined under IFRS, the Company has established new processes and internal controls over such areas as revenue recognition, inventory valuation, and business acquisition accounting. There were no other changes in ICFR during the quarter ended June 30, 2014 that are reasonably likely to materially affect or that have materially affected ICFR.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding timely public disclosure of the information.

NON-IFRS MEASURES

The Company has included a non-IFRS measure for "Production costs per gold equivalent ounce" in this MD&A to supplement its financial statements which are presented in accordance with IFRS. Management believes that this measure provides investors with an improved ability to evaluate the performance of the Company. Non-IFRS measures do not have a standardized meaning prescribed under IFRS. Therefore, they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The following table provides a reconciliation of production per the financial statements to cash cost per gold equivalent ounce sold:

SECOND QUARTER REPORT	KLONDEX MINES LTD

	Three months	Six months
	ended June 30,	ended June 30,
	2014	2014
Fire Creek
Production Cost	$10,059,439	$10,059,439
Gold equivalents ounces	17,721	17,721
Production Cost per gold equivalent ounce	$568	$568
Midas
Production Cost	$8,663,132	$10,338,203
Gold equivalents ounces (1)	7,937	9,786
Production Cost per gold equivalent ounce	$1,091	$1,056
Total
Production Cost	$18,722,571	$20,397,642
Gold equivalents ounces (1)	25,658	27,507
Production Cost per gold equivalent ounce	$730	$742

(1) Does not include toll mill ounces. The gold to silver ratio is an estimate of gold price divided by silver price. The gold ratio used is 63.1579.

CAUTIONARY NOTES

Forward-looking information

This MD&A contains "forward-looking information" within the meaning of Canadian securities legislation. All forward-looking information contained in this MD&A is given as of the date hereof. In certain cases, forward-looking information can be identified by the use of words such as "believe", "intend", "may", "will", "should", "plans", "anticipates", "believes", "potential", "intends", "expects" and other similar expressions. Forward-looking information reflects the current expectations and assumptions of management, and is subject to a number of known and unknown risks, uncertainties and other factors, which may cause the Company's actual results, performance or achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking information. Forward-looking information, particularly as it relates to the actual results of exploration and evaluation activities, actual results of reclamation activities, the estimation or realization of mineral resources, the timing and amount of estimated future production, the timing and receipt of required permits and approvals, capital expenditures, costs and timing of the development of new mineral deposits, requirements for additional capital, the sufficiency of working capital, and the future prices of precious and base metals, is inherently uncertain. In addition, the timing and magnitude of certain events are inherently risky and uncertain, particularly as they relate to the possible variations in mineral grade or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labour disputes, road blocks and other risks of the mining industry, delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities, currency fluctuations, title disputes or claims limitations on insurance coverage and the timing and possible outcome of pending litigation.

SECOND QUARTER REPORT	KLONDEX MINES LTD

Key assumptions upon which the Company's forward-looking information is based include the following: estimated prices for gold and silver; the being able to secure new financing to continue its exploration, development and operational activities; currency exchange rates; the ability of the Company to comply with environmental, safety and other regulatory requirements and being able to obtain regulatory approvals (including licenses and permits) in a timely manner; there not being any material adverse effects arising as a result of political instability, taxes or royalty increases, terrorism, sabotage, natural disasters, equipment failures or adverse changes in government legislation or the socioeconomic conditions in the regions in which the Company operates; the Company being able to achieve its growth strategy; the Company's operating costs; key personnel and access to all equipment necessary to operate the Fire Creek Project and the Midas Mine.

These assumptions should be carefully considered. The reader is cautioned not to place undue reliance on the forward-looking information or the assumptions on which the Company's forward-looking information is based. The reader is advised to carefully review and consider the risk factors identified in this MD&A under the heading "Risk Factors" and elsewhere herein for a discussion of the factors that could cause the Company's actual results and performance to be materially different from any anticipated future results or performance expressed or implied by the forward-looking information. The reader is further cautioned that the foregoing list of assumptions is not exhaustive and it is recommended that the reader consult the more complete discussion of the Company's business, financial condition and prospects that is included in this MD&A. The forward-looking information contained in this MD&A is given as of the date hereof and, accordingly, is subject to change after such date.

Although the Company believes that the assumptions on which the forward-looking information is given are reasonable, based on the information available to the Company on the date such forward-looking information was given, no assurances can be given as to whether these assumptions will prove to be correct. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update or revise any forward-looking information, except as, and to the extent, required by applicable securities laws. The forward-looking information contained in this MD&A is expressly qualified by this cautionary statement.

Technical information

A production decision at the Midas Mine was made by previous operators of the Midas Mine, prior to the acquisition of the Midas Mine by the Company, and the Company made a decision to continue production subsequent to the Midas Acquisition. This decision by the Company to continue production and, to the knowledge of the Company, the production decision made by the previous operator were not based on a feasibility study of mineral reserves demonstrating economic and technical viability prepared in accordance with NI 43-101 but were based on internal studies conducted by the prior owner of the project. The Company has no reason to believe that the data on which such studies were based or that the results of such studies are unreliable. However, readers are cautioned that there is increased uncertainty and higher risk of economic and technical failure associated with such production decisions.

RISK FACTORS

As a resource acquisition, exploration and development company, the Company is engaged in a highly speculative business that involves a high degree of risk and is frequently unsuccessful. In addition to the information disclosed elsewhere in this MD&A, readers should carefully consider the risks and uncertainties described below before deciding whether to invest in the Company's securities. These risk factors do not necessarily comprise all of the risks to which the Company is or will be subject.

SECOND QUARTER REPORT	KLONDEX MINES LTD

The Company's failure to successfully address the risks and uncertainties described below could have a material adverse effect on the Company's business, financial condition and/or results of operations and could cause the trading price of the Common Shares to decline. The Company cannot guarantee that it will successfully address these risks or other unknown risks that may affect its business. Additional risks and uncertainties not presently known to the Company or that the Company currently deems immaterial may also impair the Company's business operations. If any of the possibilities described in such risks actually occurs, the Company's business, the Company's financial condition and operating results could be materially adversely affected. In addition to the risk factors mentioned below, readers of this MD&A are encouraged to read the risk factors as more fully described in the Company’s filings with the Canadian Securities Administrators, including its annual information form, available under the Company's issuer profile on SEDAR at www.sedar.com. Important risk factors to consider, among others, are the following:

•	The economic feasibility of mining has not been established.
•	The Company is extracting mineralized material from its Fire Creek Project under a bulk sample permit and must obtain a Full-Production permit to operate beyond the bulk sample permit
•	The Company's exploration activities may not be commercially successful.
•	Exploration, development and mining involve a high degree of risk.
•	The Company may be adversely affected by fluctuations in gold and silver prices.
•	Interest and loan repayments depend on production.
•	The Company is subject to foreign exchange risk relating to the relative value of the U.S. dollar.
•	Title to the Company's mineral properties may be subject to other claims.
•	Mineral resources are only estimates which may be unreliable.
•	The Company currently has only two material properties.
•	The Company's operations are subject to environmental risks.

QUALIFIED PERSON AND TECHNICAL INFORMATION

Mark Odell, P.E., Principal Engineer, Practical Mining LLC, a "qualified person" as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") reviewed and is responsible for the technical information contained in this MD&A.

ADDITIONAL INFORMATION

Klondex's common shares are listed on the Toronto Stock Exchange ("TSX") under the symbol KDX and are listed on the OTCQX under the symbol "KLNDF". Additional information relating to the Company, including the Company's annual information form, is available under the Company's profile on SEDAR at www.sedar.com.